SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number: 1-6388
___________

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

R. J. Reynolds Capital Investment Plan

Savings and Investment Plan for Employees of
R. J. Reynolds Tobacco in Puerto Rico

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

R.J. Reynolds Tobacco Holdings, Inc.
401 North Main Street
Winston-Salem, NC 27102-2866

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The R. J. Reynolds Capital Investment Plan, referred to as the Capital Investment Plan, and the Savings and Investment Plan for Employees of R. J. Reynolds Tobacco in Puerto Rico, referred to as the Savings and Investment Plan, are subject to the requirements of the Employee Retirement Income Security Act of 1974, referred to as ERISA. A copy of the most recent audited financial statements and supplemental schedules, as required, of the Capital Investment Plan and the Savings and Investment Plan, prepared in accordance with the financial reporting requirements of ERISA, is attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this report.

Exhibits:

23.1	Consent of KPMG LLP.

99.1	Audited financial statements and supplemental schedule of the Capital Investment Plan for the periods ended December 31, 2003 and 2002.

99.2	Audited financial statements and supplemental schedule of the Savings and Investment Plan for the periods ended December 31, 2003 and 2002.

SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

R. J. REYNOLDS CAPITAL INVESTMENT PLAN

Date: June 16, 2004	/s/ McDara P. Folan, III

McDara P. Folan, III
Secretary, RJR Employee Benefits Committee

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF R. J. REYNOLDS TOBACCO IN PUERTO RICO

Date: June 16, 2004	/s/ McDara P. Folan, III

McDara P. Folan, III
Secretary, RJR Employee Benefits Committee

EXHIBIT INDEX

Exhibits

23.1	Consent of KPMG LLP.

99.1	Audited financial statements and supplemental schedule of the Capital Investment Plan for the periods ended December 31, 2003 and 2002.

99.2	Audited financial statements and supplemental schedule of the Savings and Investment Plan for the periods ended December 31, 2003 and 2002.